Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 23, 2013	NR 11 - 2013

Avrupa and Antofagasta resume drilling at Monte da Bela Vista, Portugal

•

2-3 holes, up to 1600 meters planned in Phase 3b

•

2,756 meters drilled in Phase 3a

•

Stockwork quartz-copper mineralization results in up to 0.22% Cu over 13.2 meters

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that core drilling resumed in the Pyrite Belt of Portugal at the Monte da Bela Vista target area within the Alvalade Joint Venture.  The Alvalade project is operated by Avrupa and fully funded by Antofagasta Minerals SA.  This will be the fourth hole drilled at Monte da Bela Vista, which is located less than two kilometers north of the old Lousal Mine on the Neves Corvo mineral trend.  The Company plans to drill 2-3 holes and up to 1600 meters at several targets in Phase 3b of drilling.  Earlier this year, the Company drilled 2,756 meters in five holes at various targets during Phase 3a.

Interpretive Geologic Map of the Alvalade JV, Portugal

Legend
<all other values>
Drill_Campaign
Phase 1
Phase 2
Phase 3
Concession_Year3_Alvalade
Concession_Year3_Ferreira
Concession_Year3_Canal_Caveira
Fl_Stx
Type
normal
oblique
thrust
transform
Tertiary
Fl_Unit
Unit
Flysch Group
Volcano Sedimentary
Phyllite Quartzite
VS_Trends
Furadouro
Monte da Bela Vista
Northern Belt
Aljustrel Trend
Neves Corvo Trend
Kilometers
10 5 0 10
540000
550000
560000
570000
580000
4220000
4210000
4200000
4190000
4180000
ANTOFAGASTA MINERALS
AVRUPA MINERALS

Results from Phase 3a drilling continue to show positive potential at Monte da Bela Vista.  Drill hole MBV03 intersected several zones of stockwork quartz-sulfide mineralization, including a 65-meter wide zone at a depth of 426 to 491 meters.  Copper values averaged close to 0.1% over this interval, as shown in the following table:

Total intercept (m)	From (m)	To (m)	Cu (in %)
64.9	426.1	491.0	0.096
including
5.6	426.1	431.7	0.14
13.2	457.1	470.3	0.22
7.2	483.8	491.0	0.16

These results compare favorably with the results previously reported for MBV02 (see Avrupa news release dated January 30, 2013), drilled approximately 500 meters north of MBV03.  The copper results from MBV02 included:

•

45.90 meters (7.30 m to 53.20 m) @ 0.24% Cu, including 8.05 meters (11.80 to 19.85) @ 0.39% Cu and 15.80 meters (23.70 m – 39.50 m) @ 0.44% Cu

•

24.15 meters (146.30 m to 170.45 m) @ 0.24% Cu, including 1.50 meters (154.15 to 155.65) @ 1.64% Cu and 7.50 meters (159.60 to 167.10) @ 0.44% Cu

Geological and geochemical interpretations continue to indicate potential for copper-bearing massive sulfide mineralization in the Monte da Bela Vista area.  Stockwork mineralization in both MBV02 and MBV03 is possibly indicative of a feeder zone for a potentially nearby massive sulfide body.  The present hole, MBV04, collared a another 500 meters south of MBV03, is designed to further test for copper-bearing massive sulfide mineralization in the Monte da Bela Vista target area.

The Company also received positive Phase 3a results from its first drill hole, FUR01, in the Furadouro district, located on the Aljustrel mineral trend.  Drilling cut a number of intervals of stockwork quartz-sulfide mineralization, with thin 1- to 3- meter widths of anomalous copper and zinc.  The drill hole is located in an area with no previous drilling closer than a kilometer away.  The results support further work in the new area, but for the time being the Company will dedicate its energies to continued upgrade in the MBV area.

Paul Kuhn, CEO of Avrupa Minerals commented, “The Avrupa team continues to upgrade its knowledge in the Pyrite Belt, as it uses both historic and new geochemical, geological, and geophysical data to better vector in to possible massive sulfide mineralization on a large, expansive land position.  The Alvalade JV license package is covered, in large part, by both Tertiary sediments and structural modifications of the rock units, often burying target rock units with up to several hundred meters of overburden.  This is a difficult program, but the fact that we can still intercept altered and mineralized target rocks is highly encouraging.”

Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc.  Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution.  Currently, AMSA’s activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro, and Michilla.  Total production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold.  AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including 10 in Portugal covering 2,276 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

•

The Alvalade JV, with Antofagasta, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for copper rich massive sulfide deposits; and

•

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related gold-tungsten deposits.

•

The Arga JV, with Blackheath Resources, covering one license in northern Portugal, adjacent to Covas, for structurally-controlled, intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.